UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85677 / April 17, 2019

Admin. Proc. File No. 3-18157

In the Matter of

TINTIC GOLD MINING COMPANY

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Tintic Gold Mining Company and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Tintic Gold Mining Company.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Tintic Gold Mining Company is revoked. The revocation is effective as of April 18, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Tintic Gold Mining Co.,* Initial Decision Release No. 1324 (Dec. 6, 2018), 2018 WL 6381628. The Central Index Key number for Tintic Gold Mining Company is: 1301839.

Initial Decision Release No. 1324
Administrative Proceeding
File No. 3-18157

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of **Tintic Gold Mining Company**	**Initial Decision of Default** December 6, 2018

Appearances: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

Before: Cameron Elliot, Administrative Law Judge

SUMMARY

This initial decision revokes the registration of the registered securities of Respondent Tintic Gold Mining Company due to its failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 6, 2017, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondent has securities registered with the Commission under Section 12(g) of the Exchange Act and is delinquent in its periodic filings.

A different administrative law judge was originally assigned to this proceeding and issued an initial decision of default against Respondent. *Tintic Gold Mining Co.*, Initial Decision Release No. 1197, 2017 SEC LEXIS 3367 (ALJ Oct. 23, 2017). The Commission vacated that decision following the Supreme Court's decision in *Lucia v. SEC*, 138 S. Ct. 2044 (2018). *See Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3 (Aug. 22, 2018). The matter was then reassigned to me to provide Respondent with the opportunity for a new hearing. Respondent was directed to submit a proposal for the conduct of further proceedings.

Tintic Gold Mining Co., Admin. Proc. Rulings Release No. 6054, 2018 SEC LEXIS 2517, at *1 (ALJ Sept. 21, 2018). It failed to do so. I have therefore proceeded under the Commission's instruction not to give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge. *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

Previously, I independently reviewed the evidence submitted by the Division and determined that Respondent was served with the OIP by September 11, 2017. *Tintic Gold Mining Co.*, Admin. Proc. Rulings Release No. 6313, 2018 SEC LEXIS 3174, at *1-2 (ALJ Nov. 9, 2018). Because Respondent failed to answer, I ordered it to show cause why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise defend this proceeding. *Id.* at *2. To date, Respondent has failed to answer, submit a proposal for the conduct of further proceedings, respond to the show cause order, or otherwise defend this proceeding.

FINDINGS OF FACT

Tintic Gold Mining Company, CIK No. 1301839 and ticker symbol TMGG, is a Nevada corporation located in Shanghai, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2014, which reported a net loss of $15,443 for the prior six months. As of August 30, 2017, the company's common capital voting stock was quoted on OTC Link operated by OTC Markets Group, Inc., had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to its repeated failures to file timely periodic reports, Respondent failed to heed the delinquency letter sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998). By failing to timely file required annual and quarterly reports, Respondent violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). The violations are recurrent in that Respondent failed to file any periodic reports since 2014. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Respondent is culpable because it knew, or should have known, of its obligation to file periodic reports. It further failed to heed the delinquency letter sent to it by the Division of Corporation Finance. Even if Respondent did not receive such a letter due to its failure to maintain a valid address on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013). In any event, there is no indication that its violations were inadvertent or accidental. *Id.* Finally, Respondent has not answered the OIP, submitted proposals for the further conduct of this proceeding, responded to the show cause order, or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

ORDER

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Tintic Gold Mining Company is REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend and

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[1] This order applies to all classes of Respondent's securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Cameron Elliot
Chief Administrative Law Judge